UNITI
SECURITIES AND E)
Washingt

09040003

SEC
Mail Processing
Section

MAR 23 2009

Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1620

(No. and Street)

New York,	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn (212)342-7408

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York,	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Dennis Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Edge Capital Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

KELLY HUNTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HU6177627
Qualified in Nassau County
My Commission Expires November 19, 201

Kelly Hunter

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diamond Edge Capital Partners, LLC
(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holding, LLC
and A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2008

DIAMOND EDGE CAPITAL PARTNERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Diamond Edge Capital Partners, LLC

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Diamond Edge Capital Holdings, LLC and a Limited Liability Company) as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2009

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,210,535
Accounts receivable	1,521,011
Prepaid expenses and other current assets	28,319
Total current assets	2,759,865
Equipment, furniture and improvements, net	75,044
Investment - nonmarketable securities	483,581
Total	$ 3,318,490

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 73,105
Accrued expenses	532,761
Total current liabilities	605,866
Deferred rent	64,529
Total liabilities	670,395
Commitments	
Member's equity	2,648,095
Total	$ 3,318,490

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Fees	$ 22,570,991
Miscellaneous income	58,395
Total income	22,629,386
Operating expenses:	
Salaries and commissions	11,032,520
Employee benefits	101,138
Payroll taxes	110,526
Insurance	5,946
Subfinders' fees	3,100,280
Professional fees	567,755
Rent	102,720
Travel and entertainment	734,080
Office supplies and expenses	203,970
Telephone	30,274
Filing and registration fees	59,316
Depreciation and amortization	42,850
Interest expense	19,997
Miscellaneous	29,842
Total	16,141,214
Income before provision for income taxes	6,488,172
Provision for income taxes	575,388
Net income	$ 5,912,784

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 3,941,187
Net income	5,912,784
Distributions	(7,205,876)
Balance, December 31, 2008	$ 2,648,095

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net income	$ 5,912,784
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	42,850
Deferred rent	(27,756)
Private equity investment received as fee income	(483,581)
Changes in operating assets and liabilities:	
Accounts receivable	143,163
Prepaid expenses and other current assets	400,179
Accounts payable and accrued expenses	254,169
Net cash provided by operating activities	6,241,808
Investing activities:	
Redemption of certificate of deposit	377,574
Capital expenditures	(3,270)
Net cash provided by investing activities	374,304
Financing activities:	
Repayment of promissory note	(375,000)
Distributions	(7,205,876)
Net cash used in financing activities	(7,580,876)
Decrease in cash and cash equivalents	(964,764)
Cash and cash equivalents, beginning of year	2,175,299
Cash and cash equivalents, end of year	$ 1,210,535
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 628,000
Interest paid	$ 19,997
Noncash investing activities:	
Private equity investment received as fee income	$ 483,581

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Diamond Edge Capital Partners, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2008, no allowance was necessary.

Equipment, furniture and improvements:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its Parent. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the Parent's members and taxed depending on their personal tax situations. Accordingly, the accompanying financial statements do not reflect a provision or liability for Federal or New York State income taxes. The Company is included in the consolidated New York City Unincorporated Business Tax ("UBT") return filed by its Parent. A provision for UBT has been included in the financial statements based on the Company's own operations.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2008.

Note 2 - Significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred rent:

Deferred rent represents the excess of rent expense recognized on a straight-line basis over scheduled lease payments.

Fair value measurements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.

New accounting pronouncements:

In June 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established by SFAS No. 5 "Accounting for Contingencies". Management has begun evaluating the financial impact of applying the provisions of FIN 48 to all tax positions and does not believe there will be a material financial statement impact.

Note 3 - Fair value measurements:

As stated in Note 2, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Private equity investment			$483,581	$483,581
Total assets at fair value			$483,581	$483,581

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied.

Note 3 - Fair value measurements (concluded):

The following table provides a summary of changes in fair value of the Company's assets valued using Level 3 inputs for the year ended December 31, 2008.

Private equity investment:	
Balance, January 1, 2008	$ -
Gains (losses) realized and unrealized	
Purchases	483,581
Balance, December 31, 2008	$483,581

There were no unrealized gains (losses) for investments still held at December 31, 2008.

Note 4 - Equipment, furniture and improvements:

Furniture and fixtures	$ 27,049
Equipment	39,573
Leasehold improvements	123,062
	189,684
Less accumulated depreciation and amortization	114,640
Total	$ 75,044

Note 5 - Promissory note:

At December 31, 2007, the Company had a promissory note payable to a bank in the amount of $375,000 with interest being charged at an annual rate of 5.6%. This note was repaid in 2008.

Note 6 - Accrued expenses:

The Company entered into a separation agreement with a former employee. Included in accrued expenses is $420,000 remaining to be paid (without interest) to the former employee through August 2009.

Note 7 - Irrevocable standby letter of credit:

The Company has an irrevocable standby letter of credit with City National Bank in the amount of approximately $100,800 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord.

Note 8 - Concentrations of credit risk:

Fee revenue from two clients represents approximately 50% of the revenue earned during 2008.

Note 8 - Concentrations of credit risk (concluded):

The Company maintains its cash and cash equivalents accounts in one commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2008, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $645,000.

Note 9 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $525,283, which was $480,590 in excess of its required net capital of $44,693. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

Note 10- Lease commitments:

The Company is party to an agreement to lease its operating facilities through October 31, 2010.

The Company's lease agreement provides for scheduled rent increases, as well as various real estate and cost of living escalations during the term of the lease, as well as a four month rent abatement during the first year. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3 – *Accounting for Operating Leases with Scheduled Rent Increases*, the Company is accounting for this lease on a straight-line basis. The result of this lease accounting is a deferred rent liability of approximately $65,000 at December 31, 2008. Future minimum lease commitments are as follows:

Years ending December 31,	2009	$108,000
	2010	93,000
	Total	$201,000

Rent expense amounted to approximately $103,000 for the year ended December 31, 2008.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Total member's equity	$ 2,648,095
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	560
Accounts receivable	1,521,011
Prepaid expenses and other current assets	28,319
Equipment, furniture and improvements, net	75,044
Investment	483,581
Total deductions	2,108,515
Net capital before haircuts on securities positions	539,580
Haircuts on money market funds	(14,297)
Net capital	$ 525,283
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 605,866
Deferred rent	64,529
Aggregate indebtedness	$ 670,395
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 44,693
Excess net capital	$ 480,590
Excess net capital at 1,000%	$ 458,244
Ratio of aggregate indebtedness to net capital	1.28 to 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing of February 27, 2009. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2008 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2008 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Diamond Edge Capital Partners, LLC

In planning and performing our audit of the financial statements of Diamond Edge Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of Diamond Edge Capital Partners, LLC, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2009